
06037344



Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
1310 Electronics Drive
Carrollton, Texas 75006-5039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

	Page
Report of Independent Accountants	5
Financial Statements as of December 31, 2005 for the year then ended	6–15
Signature Page	16
Index To Exhibits	17
Consent of Independent Accountant	19

STMicroelectronics, Inc.
401(k) Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 3

Financial Statements

Statements of Net Assets Available for Plan Benefits - as of December 31, 2005 and 2004 4

Statement of Changes in Net Assets Available for Plan Benefits - for the Year Ended December 31, 2005 5

Notes to Financial Statements 6

Supplemental Schedule

Schedule of Assets Held For Investment Purposes as of December 31, 2005 13



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc. 401(k) Savings Plan
Carrollton, Texas

We have audited the accompanying statements of net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
June 23, 2006

STMicroelectronics, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,		2005		2004
Assets				
Investments, at fair value as determined by quoted market prices:				
Mutual funds	$	**265,550,404**	$	234,346,369
Investments, at estimated fair value:				
STMicroelectronics N.V. Stock Fund		**12,946,051**		14,931,801
Participant loans		**9,812,770**		8,946,130
Total investments at estimated fair value		**22,758,821**		23,877,931
Net assets available for plan benefits	$	**288,309,225**	$	258,224,300

See accompanying notes to financial statements

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2005
Additions	
Investment income:	
Interest and dividends	$ 9,465,626
Net appreciation in fair value of investments	9,776,849
Total investment income	19,242,475
Contributions:	
Employer contributions	11,096,199
Participant contributions	17,137,704
Total contributions	28,233,903
Total additions	47,476,378
Deductions	
Benefits paid to participants	17,391,453
Net increase in net assets available for plan benefits	30,084,925
Net assets available for plan benefits, beginning of year	258,224,300
Net assets available for plan benefits, end of year	$ 288,309,225

See accompanying notes to financial statements

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer"). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the employer. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

Administration - The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the plan's recordkeeper for the plan years ended December 31, 2005 and 2004. Fidelity Management Trust Company is the Plan's trustee and responsible for the custody and management of the Plan's assets.

Eligibility - As of January 1, 2001, all employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the Untied States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions - Plan contributions consist of four components: (i) eligible employee deferral contributions, including catch-up, up to 75% (or such lesser percentage as the President of the Company may specify from time to time) of the participant's compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($14,000 and $13,000 for 2005 and 2004, respectively with an additional $4,000 and $3,000 for catch-up for employees 50 or older during the calendar years 2005 and 2004, respectively); (ii) contributions from STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation; (iii) contributions by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service; and (iv) rollover contributions from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts - Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting - Participants are fully vested in their contributions and the earnings thereon. A participant who has been credited with an hour of service after December 31, 2000 shall be 100% vested in employer contributions and earnings thereon. Prior to December 31, 2000, participants vested in employer contributions and earnings thereon, as reflected in the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Benefit Payments - In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

Forfeitures - Upon termination of service, a participant forfeits any non-vested employer matching or automatic contributions and earnings thereon. Such forfeitures are used to reduce future contributions by STM. Forfeitures so used by STM totaled approximately $66,000 during the year ended December 31, 2005.

Plan Termination - Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contribution due under the Plan and each participant shall be 100% vested in the Plan.

Administrative Expenses - STM pays all administrative expenses of the Plan. Accordingly, these costs are not reflected in the accompanying financial statements.

Participant Loans - The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. Loans bear interest at a range of 4.0% to 6.0% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period.

Investment Options - As of December 31, 2005, participants of the Plan may allocate contributions among 30 investment options. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to the STMicroelectronics N.V. Stock Fund is set at 25% of eligible compensation.

Effective on the market close on July 30, 2004, the Fidelity Low-Priced Stock Fund was closed to new investors. Employees with existing balances on that date can continue to make future contributions.

Effective on the market close on October, 15, 2004, future contributions and exchanges were prohibited to the Fidelity Magellan Fund. The elimination of this investment option was to due the fund's failure to meet evaluation criteria set forth by the Plan. Employees were allowed to keep existing account balances at that time invested in this fund and can exchange investments into a new fund if desired.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2005 and 2004 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2005. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition – Mutual funds are valued at the net asset value (fair value) per unit (share) of the fund or the portfolio. The fair value has been measured by quoted market prices in an active market. Participant loans are valued at their outstanding balances, which approximates their fair value. The STMicroelectronics N.V. Stock

Fund consists of corporate common stock that is valued at quoted market prices and interest bearing cash, both of which approximate its fair value.

Income is recognized when earned and expenses are recorded when incurred.

Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in Fair Value - The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2005 and 2004 were as follows:

	2005	2004
Fidelity Puritan Fund	$ **14,456,150**	$ 13,951,844
Fidelity Magellan Fund	**37,162,265**	44,537,357
Fidelity Contrafund	**49,749,294**	39,539,775
Fidelity Diversified International Fund	**23,632,595**	16,165,487
Fidelity Retirement Government Money Market Portfolio	**37,422,917**	35,040,939
Spartan U.S. Equity Index Fund	**24,789,207**	22,061,647
STMicroelectronics N.V. Stock Fund*	-	14,931,801
Total investments above 5%	**187,212,428**	186,228,850
Total investments below 5%	**101,096,797**	71,995,450
Total investments	$ **288,309,225**	$ 258,224,300

* The STMicroelectronics N.V. Stock Fund fell below the 5% threshold in 2005

During the Plan year ended December 31, 2005, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $9,776,849 as follows:

Mutual funds	$	**12,885,098**
STMicroelectronics N.V. Stock Fund		**(3,108,249)**
Net appreciation in fair value of investments	**$**	**9,776,849**

4. Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

6. Tax Status

The Plan obtained its latest determination letter on November 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

Supplemental Schedule



Schedule of Assets Held for Investment Purposes as of December 31, 2005

EIN: 04-2495946
Plan Number: 001

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares	Current Value
**	STMicroelectronics N.V. Stock Fund	Stock Fund	836,824	$ 12,946,051
*	Fidelity Balanced Fund	Mutual Fund	248,353	4,659,094
*	Fidelity Blue Chip Growth Fund	Mutual Fund	42,068	1,815,664
*	Fidelity Contrafund	Mutual Fund	768,210	49,749,294
*	Fidelity Diversified International Fund	Mutual Fund	726,263	23,632,595
*	Fidelity Equity Income Fund	Mutual Fund	39,180	2,067,902
*	Fidelity Freedom Income Fund	Mutual Fund	50,095	569,577
*	Fidelity Freedom 2000 Fund	Mutual Fund	38,562	470,846
*	Fidelity Freedom 2005 Fund	Mutual Fund	3,826	42,545
*	Fidelity Freedom 2010 Fund	Mutual Fund	209,212	2,939,425
*	Fidelity Freedom 2015 Fund	Mutual Fund	39,236	453,174
*	Fidelity Freedom 2020 Fund	Mutual Fund	247,067	3,634,352
*	Fidelity Freedom 2025 Fund	Mutual Fund	19,452	232,649
*	Fidelity Freedom 2030 Fund	Mutual Fund	268,594	4,034,281
*	Fidelity Freedom 2035 Fund	Mutual Fund	24,818	303,520
*	Fidelity Freedom 2040 Fund	Mutual Fund	152,679	1,348,154
*	Fidelity Low Priced Stock Fund	Mutual Fund	263,596	10,765,265
*	Fidelity Magellan Fund	Mutual Fund	349,138	37,162,265
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	126,332	3,356,650
*	Fidelity Puritan Fund	Mutual Fund	771,818	14,456,150
*	Fidelity Retirement Government Money Market Portfolio	Mutual Fund	37,422,917	37,422,917
*	Fidelity U.S. Bond Index Fund	Mutual Fund	1,132,667	12,346,074
	Neuberger Berman High Income Bond Investor Class	Mutual Fund	277,451	2,527,577
	Oakmark Select Class I	Mutual Fund	209,574	6,894,976
	Old Mutual Strategic Small Company Fund Class Z	Mutual Fund	72,526	1,149,537
*	Spartan U.S. Equity Index Fund	Mutual Fund	561,350	24,789,207
	UAM FMA Small Company Portfolio	Mutual Fund	359,620	7,026,969
	Vanguard Growth Index Fund	Mutual Fund	49,867	1,373,330
	Vanguard Mid-Cap Index Fund	Mutual Fund	450,146	7,936,077
	Vanguard Value Index Fund	Mutual Fund	107,238	2,390,338
*	Participant loans	Interest rate range 4.0% to 6.0%, maturing between 1 year and 5 years and collateralized by the participant's account balance		9,812,770
	Total investments			$ 288,309,225

* This is a related party to the Plan's trustee, Fidelity Management Trust Company, a party-in-interest for which a statutory exemption exists.

** A party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 27, 2006

By: 

Name: Steven K. Rose
Title: Vice-President
Secretary & General Counsel
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Sequential Page
23	Consent of BDO Seidman, LLP	19



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Consent of Independent Registered Public Accounting Firm

STMicroelectronics, Inc. 401(k) Savings Plan
Carrollton, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-06390) constituting a part of this Registration Statement of our report dated June 23, 2006 relating to the financial statements and supplemental schedule of the STMicroelectronics, Inc. 401(k) Savings Plan appearing on this Form 11-K for the year ended December 31, 2005.

BDO Seidman, LLP

Dallas, Texas
June 26, 2006